UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50

SEC FILE NUMBER 000-26763

CUSIP NUMBER 64108N06

(CHECK ONE):	Form 10-K	Form 20-F	Form 11-K	Form 10-Q
	Form N-SAR	Form N-CSR

For the period ended: January 31, 2005.
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NET2PHONE, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

520 Broad Street

Address of Principal Executive Office (Street and Number)

Newark, New Jersey 07102

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 9, 2005, the registrant announced that it could not finalize its financial results because it recently identified deficiencies in its internal financial controls, two of which may impact the financial information it will report in its Form 10-Q for the quarter ended January 31, 2005. The first of these relates to fixed assets and depreciation expense. Management believes the systems previously in place to track the registrant’s fixed assets and record depreciation expense were “significantly deficient” as defined by Public Company Accounting Oversight Board’s Auditing Standard No. 2. New systems have been designed and are currently in service; however, prior balances of fixed assets and accumulated depreciation are being reviewed to assess whether there is a need for adjustments. The second financial control deficiency relates to deferred revenue, which is the accounting liability booked to record prepayments by customers. Controls are in place to evaluate the adequacy of the registrant’s deferred revenue liability as reflected on its balance sheet. However, management believes those controls may not have adequately reflected certain terms and conditions related to some of the registrant’s products. If that is the case, an adjustment may need to be recorded to increase the deferred revenue liability resulting in an equal decrease to reported revenue.

The registrant is examining the impact of these deficiencies and will review their conclusions with its independent registered public accounting firm, Ernst & Young. While adjustments that may be recorded as a result of this process may result in changes to the financial information for the second quarter fiscal 2005 results and/or restatements of the financial results of prior periods, at this point, the registrant has not concluded that the financial results of prior periods will need to be restated.

The resolution of these issues is relevant to the completion of the financial statements and the disclosures to be included in the registrant’s Form 10-Q for the quarter ended January 31, 2005 and, accordingly, the registrant believes completion of the Form 10-Q should be deferred until resolution is achieved.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Arthur Dubroff (Name)	(973) (Area Code)	438-3450 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.	YES	NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	YES	NO(1)

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(1) While the registrant does not anticipate any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, the registrant is still reviewing financial information that, depending on the results of this review, may impact that period. For additional information, please see the response to Part III above.

Net2Phone, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 14, 2005	By:	/s/ Arthur Dubroff

Arthur Dubroff, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)